

Mail Stop 4631

February 1, 2016

<u>Via E-mail</u>
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710

> **Re:** **Berry Plastics Group, Inc.**
> **Form 10-K for Fiscal Year Ended September 26, 2015**
> **Filed November 23, 2015**
> **File No. 1-35672**

Dear Mr. Miles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10</u>
<u>Discussion of Results of Operations for Fiscal 2015 Compared to Fiscal 2014, page 12</u>

1. Please expand your discussion and analysis of your consolidated results of operations to include other comprehensive (loss) income as it relates to comprehensive income. Specifically, we note that the components of other comprehensive loss resulted in the recognition of comprehensive income of $10 million as compared to consolidated net income of $86 million for fiscal year 2015 primarily due to currency translation and changes in the fair value of interest rate hedges accounted for as cash flow hedges. For currency translation adjustment, please provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency translation adjustments. For changes in the fair value of the interest rate hedges, please include a discussion and analysis of how the changes in the material assumptions led to the adjustment recognized.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 20

2.  We note that foreign currency exchange rates materially impacted your consolidated statements of income and consolidated statements of comprehensive income. Please expand your disclosure to provide the disclosures required by Item 305 of Regulation S-K, including a discussion of the specific foreign currency rate exposures that represent the primary risk of loss.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and
Construction